SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release that is being issued by Philippine Long Distance Telephone Company, entitled “ePLDT To Acquire 100% of SPI Technologies, Inc.; Acquisition To Create The Largest Full Service Business Process Outsourcing Firm In The Philippines”.

May 25, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT To Acquire 100% of SPI Technologies, Inc.; Acquisition To Create The Largest Full Service Business Process Outsourcing Firm In The Philippines”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

May 25, 2006

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled ““ePLDT To Acquire 100% of SPI Technologies, Inc.; Acquisition To Create The Largest Full Service Business Process Outsourcing Firm In The Philippines”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  May 25, 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of a press release entitled ““ePLDT To Acquire 100% of SPI Technologies, Inc.; Acquisition To Create The Largest Full Service Business Process Outsourcing Firm In The Philippines”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: May 25, 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Press Release

ePLDT TO ACQUIRE 100% OF SPI TECHNOLOGIES, INC.;

ACQUISITION TO CREATE THE LARGEST FULL SERVICE

BUSINESS PROCESS OUTSOURCING FIRM IN THE PHILIPPINES

n       The Philippine Long Distance Telephone Company (“PLDT”) announced today that it has authorized its Information and Communications Technology arm, ePLDT, Inc. (“ePLDT”), to acquire 100% of the SPI group of companies (“SPI”).

q      On May 24, 2006, SPI Tech L.P. (the “Seller”), the parent company of SPI, formally accepted the letter of interest submitted by ePLDT for the acquisition of 100% of SPI (the “Acquisition”). The Seller has granted an exclusivity period within which to conduct due diligence on SPI and complete the transaction.

q      SPI is the 2nd largest pure-play business process outsourcing (“BPO”) company and the 9th largest independent BPO service provider worldwide.

q      Together with ePLDT’s Ventus call center group, the acquisition of SPI will solidify ePLDT’s position as one of the largest full service BPO companies in the industry and enable ePLDT to benefit greatly from the forecasted growth in the BPO sector.

May 25, 2006, Makati City, Manila, Philippines: The Philippine Long Distance Telephone Company (PLDT; NYSE : PHI; PSE : TEL) announced that at a Special Board meeting held earlier today, the PLDT Board of Directors authorized ePLDT, Inc. (“ePLDT”) to acquire 100% of SPI Technologies, Inc. and its direct and indirect Philippine and offshore subsidiaries (“SPI”). On May 24, 2006, SPI Tech L.P. (the “Seller”), the parent company of SPI, formally accepted the letter of interest submitted by ePLDT for the acquisition of 100% of SPI (the “Acquisition”). The Seller has granted an exclusivity period within which to conduct due diligence on SPI and complete the transaction. ePLDT engaged Credit Suisse as its independent financial adviser for the transaction.

SPI is the second largest pure-play business process outsourcing (“BPO”) company and the 9th largest independent BPO service provider worldwide. ePLDT is the Information and Communications Technology arm of the PLDT Group. PLDT will use internally generated cash to fund ePLDT’s acquisition of SPI. It is envisioned that the acquisition of SPI, together with ePLDT’s existing Ventus call center group, will solidify ePLDT’s position as one of the largest full service BPO companies in the industry.

“The addition of SPI into ePLDT will broaden our participation in the promising BPO sector which industry analysts forecast to grow at a compounded annual growth rate of 9.2% in the next 4 years. As the Philippines continues to gain recognition as a preferred location for BPO services, the PLDT Group remains in the forefront as a partner in further developing this market in the years ahead,” said Napoleon L. Nazareno, President of PLDT.

SPI Profile

SPI operates in 23 locations spanning North America, Europe and Asia, servicing over 150 customers including many Fortune 500 companies. With over 6,500 employees worldwide, SPI services these customers onsite, and from facilities in the Philippines, India, US, China (25% ownership) and Vietnam (outsourced).

SPI’s core capabilities include content editorial and production, litigation support coding and electronic data discovery, medical transcription, database structuring and management and transaction processing.

ePLDT Ventus Group Profile

ePLDT’s Ventus call center group (“ePLDT Ventus Group”) consists of Parlance Systems, Inc, Vocativ Systems, Inc. and ePLDT Ventus, Inc. The ePLDT Ventus Group operates six call center facilities located in Makati, Taguig, Pasig, Mandaluyong, Quezon City and Iloilo, rendering primarily voice-based services to large US-based clients and outsourcers.

As of 31st March 2006, the six facilities had a total of 3,690 seats and 3,842 employees. By end of 2006, the ePLDT Ventus Group is projected to expand to approximately 4,400 seats and 5,200 employees.

Consolidated audited revenues of the ePLDT Ventus Group for 2005 reached Php 1.944 Billion, with an audited net income of Php 271.2 Million and EBITDA of Php 405.6 Million.

As of the 1st quarter of 2006, the ePLDT Ventus Group registered unaudited revenues of Php 563 Million, with a net income of Php 93.6 Million and EBITDA of Php 149.8 Million, compared to revenues of Php 408 Million, net income of Php 49.8 Million and EBITDA of 96.6 Million for the same period in 2005.

Upon completion of the acquisition, ePLDT will become one of the largest BPO service providers in the Philippines and one of the largest BPO firms worldwide, offering a wide range of voice and non-voice services.

“The operational synergies between SPI and the ePLDT Ventus Group will provide us with excellent opportunities to enhance our North American customer base, broaden our revenue streams, as well as derive potential cost synergies in the marketing and selling of our voice-based services in the countries where SPI operates”, according to Ray C. Espinosa, President of ePLDT.

The acquisition of SPI will enable the ePLDT Ventus Group to immediately enter numerous large, high growth markets and create an instant marketing presence in North America, Europe and Asia.

“The recent acquisitions of ePLDT should strengthen the Group’s ability to explore growth opportunities going forward while sustaining our commitment to expand our broadband business, extend our leadership in cellular and increase dividends to our shareholders. There is still much to be done but the Group is working relentlessly to putting the pieces together in order to capitalize on new sources of growth,” concluded Manuel V. Pangilinan, Chairman of PLDT.

*********

CONTACT:

Ray C. Espinosa President ePLDT, Inc. 5F LV Locsin Building, Makati Avenue, Makati City Tel: 63 2 8936618 Fax: 63 2 8150617 rcespinosa@pldt.com.ph	Anna V. Bengzon Head, Investor Relations PLDT 12F Ramon Cojuangco Building Makati Avenue, Makati City Tel: 63 2 8168024 Fax: 63 2 8107138 avbengzon@pldt.com.ph

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

About ePLDT:

ePLDT, Inc., a wholly-owned subsidiary of telecommunications giant Philippine Long Distance Telephone Co. (PLDT) is an information and communications technology company providing enabling infrastructure and services focusing on next-generation communications, connectivity and content to corporate clients and consumers.

About SPI Technologies, Inc.:

SPI is a leading global BPO provider with numerous locations across the United States, Europe, and Asia. With over 6,500 employees worldwide, it delivers scalable and innovative content outsourcing solutions to diversified markets. SPI has industry-leading, time-tested expertise in all their niche markets and are committed to ensuring exceptional value for our clients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: May 25, 2006